Filed by: Mohawk Industries, Inc.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act

Subject Company: Dal-Tile International Inc.
Commission File No.: 33-64140

Date: February 19, 2002

A copy of a slide presentation to be used in meetings with certain Mohawk stockholders is being filed as Appendix A to this filing. Appendix A is incorporated herein by reference.

A proposed transaction contemplated by an agreement and plan of merger, dated November 19, 2001 by and among Mohawk, Maverick Merger Sub, Inc. and Dal-Tile International Inc. will be submitted to Mohawk’s and Dal-Tile’s stockholders for their consideration, and Mohawk has filed with the SEC a registration statement containing the joint proxy statement-prospectus to be used by Mohawk and Dal-Tile to solicit their respective stockholders’ approval of the proposed transaction, as well as other relevant documents concerning the proposed transaction. Stockholders of Mohawk and Dal-Tile are urged to read the registration statement and the joint proxy statement-prospectus regarding the proposed transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement-prospectus included in the registration statement, as well as other filings containing information about Mohawk and Dal-Tile, at the SEC’s Internet site (http://www.sec.gov).

Copies of the joint proxy statement-prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement-prospectus can also be obtained, without charge, by directing a request to: Mohawk, Jerry L. Melton, Mohawk Industries, Inc., P.O. Box 12069, Calhoun, Georgia 30701 (706-629-7721) or to Dal-Tile, Mark A. Solls, Dal-Tile International Inc., 7834 Hawn Freeway, Dallas, Texas 75217 (214-398-1411).

Mohawk and Dal-Tile and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Mohawk and Dal-Tile in connection with the proposed transaction. Information regarding those participants is included in the proxy statements for the Mohawk and Dal-Tile annual stockholders’ meeting for 2001, which are available at the SEC’s website. Additional information regarding the interest of those participants may be obtained by reading the joint proxy statement-prospectus regarding the proposed transaction when it become available.

MOHAWK
INDUSTRIES, INC.

FORWARD-LOOKING STATEMENTS

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Certain of the statements in this presentation, particularly those anticipating future financial performance, business prospects, growth and operating strategies, new products and similar matters, constitute "forward-looking statements." For those statements, Mohawk claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The statements are based on assumptions regarding the Company's ability to maintain its sales growth and gross margins and to control costs and on assumptions regarding the performance of the economy. These statements are based largely on the Company's expectations and are subject to a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed in the forward-looking statements. Such factors include, among other things, the impact of competitive pressures and changing economic conditions on the Company's business and its dependence on residential and commercial construction and replacement activity, the fact that the Company is leveraged, reliance on third party suppliers, increases in prices of raw materials and energy, currency fluctuations, the impact of changes in environmental laws and regulations, and the risk factors or uncertainties listed from time to time in Mohawk's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements.

2000 U.S. FLOORCOVERING MARKET

	Sales	Market Share
	(Billions of Dollars)	% of Total
Broadloom Carpet	$10.8	54%
Area Rugs	2.0	10
Sub Total	$12.8	64%
Ceramic Tile (wall & floor)	$2.1	10%
Vinyl	1.9	9
Hardwood	1.7	9
Rubber	.9	5
Laminate	.7	3
Sub Total	$7.3	36%
Total Market	$20.1	100%



Source: July 2001 Floor Covering Weekly

PROJECTED GROWTH U.S. FLOORCOVERING MARKET (CAGR)

	2000 – 2005
Broadloom Carpet	2-3%
Area Rug	6-8
Vinyl	Flat to up
Hardwood Ceramic Tile Laminate	10%



FLOOR COVERING RETAILERS – MAJOR CATEGORIES

Dollars in Thousands	1992 No. of Outlets	1992 Sales/Outlet Average	1992 Total	2000 No. of Outlets	2000 Sales/Outlet Average	2000 Total
Specialty Stores	13648	$603	$8, 200,000	18671	$883	$16,500,000
Building Material Dealers & Home Centers	7455	194	1,400,000	11179	349	3,900,000
Furniture Stores	8123	91	740,000	5663	128	730,000
Department Stores & Mass Merchants	5223	130	680,000	2767	288	800,000
Paint, Glass & Wallpaper Stores	2924	89	260,000	1111	132	150,000
Non-Store Retailers	1403	144	200,000	772	494	380,000
All Other Retailers	8029	44	350,000	1680	55	90,000
TOTAL	46805	$250	$11,830,000	41843	$540	$22,550,000

Source: July 2001 Floor Covering Weekly



FLOOR COVERING RETAILERS – MAJOR DEALERS 2000

	Number of Outlets	Floor Covering Retail Sales (Dollars In Millions)
1. Home Depot	1168	$2700
2. Lowe's Companies	678	600
3. Sears	580	487
4. Menards	155	205
5. Sherwin Williams	2498	185
6. Wal-mart	2648	152
7. Floors, Inc.	11	142
8. Federated	400	141
9. Coleman Floor Co.	7	110
10. Peninsula Floors	17	105
TOTAL	8162	$4647

Source: July 2001 Floor Covering Weekly



MAJOR PLAYERS 2000
CARPET & RUG SALES

	Carpet*	Total
SHAW	$3.9	$4.0
MOHAWK	3.2	3.3
ARMSTRONG	0	2.0
BEAULIEU	1.2	1.5
INTERFACE	.5	.8
DAL-TILE	0	.6
MANNINGTON	.2	.5
DIXIE GROUP	.5	.5
DOMCO TARKETT	0	.4
BURLINGTON	.4	.4
	$9.9 BILLION	$14.4 BILLION
U.S. MARKET SHARE -	77%	72%

* PROFORMA ESTIMATES OF U.S. CARPET AND RUG SALES.



MOHAWK TODAY

- **#2 Manufacturer Of Carpet and #1 In Rugs**
  - Residential And Commercial Markets
  - High To Low Price Points
  - Multiple Distribution Channels

- **Leading Industry Consolidator**
  - Market Share Of Approximately 26% In 2000
  - Sales Of $3.4BN In 2000 versus .3BN in 1992

- **Industry Leader In Profitability**

- **Total Flooring Provider**



STRATEGIC DIRECTION

GROWTH

- **Internal**
  - Broaden product offering
  - Expand distribution system
  - New marketing initiatives
- **Acquisitions**
  - Purchased 14 companies since 1992
  - High growth to unprofitable

LOW COST

- Backward integration
- State of the art manufacturing
- Trucking and distribution systems



CHANGING INDUSTRY – 1998-2001

	Acquisitions	*Other*
Mohawk	*Newmark & James Rugs* *American Weavers Products* *World Carpet* *Image Carpet* *Durkan Carpet* *Crowncraft Woven Division*	*Congoleum Distribution Agreement* *Definitive Agreement with Dal-Tile*
Shaw	*Queen Carpet*	*Sold Retail Stores to Flooring America* *Acquired by Berkshire Hathaway*
Beaulieu	*Marglen Carpet* *Columbus Carpet* *Peerless Carpet*	*Brinkmann Distribution* *Lost Congoleum Distribution*
Dixie	*Globaltex Carpet* *Fabrica Carpet*	
Armstrong	*Triangle Pacific Flooring*	*Declared Bankruptcy (Dec. 2000)*



ACQUISITION CRITERIA

- **Acquisitions Accretive**
- **Business Combination Results In Synergies**
  - Manufacturing
  - Distribution
  - Customer Base
- **Expand Sales Base Of Acquisition**
  - Increase Distribution Of Products
  - Merge Sales Forces
  - Combine Brand Strategies
- **Efficiency Improvements And Cost Reductions**
  - Shut Down Least Productive Assets
  - Realign Plants By Product Type
  - Combine Raw Material Components
  - Reduce Overlapping Product Offerings
  - Consolidate Administrative Functions



MOHAWK–TOTAL FLOORING SUPPLIER

- **Infrastructure Adds Value To Hard Surface Products**
  - Distribution System
  - Customer Relations
  - Brand Strategy
- **All Hard Surface Product Category**
  - Ceramic (Mohawk Regional & Dal-Tile)
  - Vinyl
  - Wood
  - Laminate
- **2001 Investments In Future**
  - Specialized Sales Force
  - Retail Merchandising Vehicles
  - Distribution System
  - Product Inventories



New Growth Opportunities

- Carpet & Rug Acquisitions
- Hard Surface Flooring
- Home Specialty Products
- Carpet Tile
- Carpet Padding
- Mohawk Brand Strategy

DAL-TILE INTERNATIONAL

- **Dal-Tile is the largest ceramic tile manufacturer in the U.S. with LTM (ending 9/28/01) sales of $1,007.2 million**
  - 26% market share, four times next largest competitor
  - Strongest brands and unmatched distribution
- **Ceramic tile is one of the fastest growing segments of the floor covering industry**
- **Highly profitable, rapidly growing franchise**
  - 3-year sales CAGR of 12.1%
  - LTM EBITDA margin of 17.1%
  - Strong future growth prospects
- **Experienced management with proven results**
  - Executed turn-around from 1997
  - Continued high growth and margin expansion



DAL-TILE IMPROVED OPERATIONS PERFORMANCE

Revenues
(Dollars in Millions)



$1,000
$875
$750
$625
$500
CAGR 12.1%
$677
$752
$851
$952
1997
1998
1999
2000

EBITDA and EBITDA Margin
(Dollars in Millions)



$200
$150
$100
$50
$0
25%
20%
15%
10%
5%
$44
$98
$140
$162
6.5%
13.0%
16.4%
17.1%
1997
1998
1999
2000

Note: Excludes non-recurring items.



BALANCED END-USE IN CERAMIC TILE MARKET

Ceramic Tile Industry: $2.13 Billion


New Residential
41%
New Commercial
20%
Commercial
Remodeling
9%
Residential
Remodeling
30%

Source: Floor Covering Weekly; Company estimates.



DAL-TILE – 4x THE MARKET SHARE OF NEXT LARGEST COMPETITOR

Total U.S. Ceramic Tile Market
(Dollars)



Origin of Imports
Italy 35%
Spain 20%
Mexico 20%
Brazil 7%
Indonesia 3%
Other 15%
Interceramic
Crossville
Marazzi
U.S. / Laufen
Florida Tile
Other Domestic
Imports (1)
37%
Dal-Tile
26%

(1) Imports of domestic manufacturers included in company numbers, not import numbers.

DAL-TILE SHARE OF END MARKETS

Commercial: 650 mm sf
29% of Total Market



Dal-Tile
32%
Rest of Market
68%

5% - 6% Industry Growth

Residential: 1610 mm sf
71% of Total Market



Dal-Tile
14%
Rest of Market
86%

9% - 10% Industry Growth

- Significant opportunity to increase residential market share

DAL-TILE REVENUE GROWTH IN ALL CHANNELS OF DISTRIBUTION

- **Dal-Tile Service Centers**
  - Add sales representatives to focus on the residential market
  - Expand "Galleries" nationally
  - Add synergistic product lines
- **American Olean Distributors**
  - Strengthen distributor base
  - Open Service Centers when needed
  - Introduce stylish new residential products
- **Home Centers**
  - Expand wall and mosaic tile sales
  - Increase floor tile sales in all price points
  - Introduce natural stone products
- **Provide next day service for residential business**
  - Expand number of distribution centers (Hubs)
  - Deploy inventory closer to customers



DAL-TILE BROAD ARRAY OF PRODUCTS

FY 2000 Revenue Mix


Small Wall
23%
Glazed Floor
26%
Decos Wall
1%
Quarry
6%
Large Wall
7%
Porcelain
6%
Ceramic Mosaic
14%
Stone
4%
Installation &
Other
13%
Sourced Products

Note: Percent of gross sales, 12 months ended December, 2000.

U.S. TILE MARKET HAS SIGNIFICANT GROWTH POTENTIAL


Per Capita Ceramic Tile Consumption
Square Feet per Person per Year
80
60
40
20
0
5
8
3
11
18
22
18
25
27
24
36
38
54
78
USA
Mexico
France
Brazil
Germany
Italy
Spain
1995
2000

Source: Ceramic World Review, Aug. / Sept. 1999 and July / Sept. 2001.
United Nations Population Division.

DAL-TILE/MOHAWK SYNERGIES

- Leveraging Customer Relationships.
- Leveraging Logistics and Distribution Systems.
- Identify and Utilize Best Practices at Each Company To Improve Both.
- Utilizing Mexican Management and Operations to Introduce Sales and Production of Non-Tile Product in Mexico.

INDUSTRY ECONOMIC CONDITIONS

- Carpet Leading Economic Indicator
  - Consumer Confidence
  - Interest Rates
  - Existing and New Home Sales
- Carpet Industry Units Declined In 2000/2001

2nd Quarter 2000	-1%
3rd Quarter 2000	-4%
4th Quarter 2000	-6%
1st Quarter 2001	-7%
2nd Quarter 2001	-5%
3rd Quarter 2001	-3%
4th Quarter 2001	3%

- Carpet Industry Leads Recoveries
  - Consumers Postpone Purchases
  - Industry Unit Volume Rebounds



YEAR 2002 ENVIRONMENT

Good News:

- Home Building and Resales Okay
- Raw Material Costs Reduced
- Interest Rates Reduced
- Inflation Still Low
- Tax Cut Underway

Bad News:

- U. S. Economic Direction Unclear
- General Economic Worldwide Softness
- Consumer Credit High
- Unemployment Rate Rising
- Increased Government Spending



HOUSING STARTS/
CARPET & RUG SHIPMENTS

New Home Starts			Carpet & Rug Shipments		
Year	MM Units	% Inc. Or Dec.	Year	Square Yards (000's Omitted)	% Inc. Or Dec.
1984	1.75	+2.9	1984	919,726	+2.7
1985	1.74	-0.6	1985	953,489	+3.7
1986	**1.81**	**+4.0**	**1986**	**1,043,273**	**+9.4**
1987	1.62	-10.5	1987	1,083,556	+3.9
1988	1.49	-8.0	1988	1,112,396	+2.7
1989	1.38	-7.4	1989	1,118,395	+0.5
1990	1.19	-13.8	1990	1,126,054	+0.7
1991	1.01	-15.1	1991	1,062,952	-5.6
1992	**1.2**	**18.8**	**1992**	**1,182,417**	**+11.2**
1993	1.29	+7.5	1993	1,225,282	+3.6
1994	1.46	+13.2	1994	1,304340	+6.5
1995	1.35	-7.5	1995	1,288,333	-1.2
1996	**1.48**	**+9.6**	**1996**	**1,332,047**	**+3.4**
1997	1.47	-0.7	1997	1,335,338	+0.3
1998	**1.62**	**+10.2**	**1998**	**1,488,748**	**+11.5**
1999	1.67	+3.1	1999	1,496,731	0.5
2000	1.59	-4.4	2000	1,456,320	-2.7

Source: U.S. Department of Commerce, Bureau of the Census and CRI numbers for 2000.



MOHAWK NET SALES & EPS – NOT RESTATED FOR POOLING



$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$1,720
.57
$1,860
.95
+67%
$1,990
1.30
+37%
$2,750
1.86
+43%
$3,212
2.61
+40%
$3,404
3.08
+18%
$3,446
3.55
+15%
1995
1996
1997
1998
1999
2000
2001

Net Sales 13% - AGR

Earnings Per Share 37% - AGR

CASH FLOW

Dollars In Millions

	1995 – 2001	2001
Sources of Cash		
Net Income	$769	$189
Depreciation	544	84
Working Capital	198	68
	$1511	$341
Uses Of Cash		
Capital Expenditures	$523	$ 53
Acquisitions	320	---
Reduce Debt	470	280
Stock Repurchase	198	8
	$1511	$341



MOHAWK FINANCIAL MEASUREMENTS

	1999	2000	2001
Working Capital/Net Sales	$0.16	$0.17	$0.16
Debt/Total Capitalization	46%	44%	25%
Interest Coverage	9.0x	8.2x	11.0
Return on Equity - a)	24%	23%	22%
Return on Invested Capital - a)	14%	16%	16%

a-) Before Nonrecurring Items

MOHAWK FOURTH QUARTER SALES AND EARNINGS PER SHARE


Fourth Quarter Net Sales
Sales (in $MM)
$1,000
$900
$800
$700
$600
$780
$810
$838
$896
1998
1999
2000
2001

4% AGR


Fourth Quarter Earnings Per Share
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
$0.41
$0.70
$0.74
$1.11
1998
1999
2000
2001

42% AGR

FOURTH QUARTER GROSS PROFIT AND OPERATING INCOME

(Dollars in Millions)

Fourth Quarter Gross Profit


$250
$200
$150
$100
$50
$0
$190
$194
$202
$220
24%
24%
24%
25%
1998
1999
2000
2001

5% AGR

Fourth Quarter Operating Income


$120
$90
$60
$30
$0
$71
$74
$76
$84
9%
9%
9%
11%
1998
1999
2000
2001

12% AGR

MOHAWK

INDUSTRIES, INC.